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                (LEBOEUF, LAMB, GREENE & MACRAE LLP LETTERHEAD)

                                          April 24, 2006


Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE:   RAM HOLDINGS LTD.
      REGISTRATION STATEMENT ON FORM S-1/A, FILED APRIL 10, 2006
      FILE NO. 333-131763

Dear Mr. Riedler:

      This letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Staff") set forth in your letter dated April 17, 2006 to Richard Lutenski, Chief Financial Officer of RAM Holdings Ltd. (the "Company"), with respect to the above-referenced registration statement (the "Registration Statement"). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

      Where indicated below, requested changes have been included in Amendment No. 3 to the Registration Statement (the "Amendment No. 3"), which is being filed simultaneously with this response.

      We appreciate the effort that went into the Staff's comments, which we have considered carefully and respond to below. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it. All page references are to pages of the clean version of Amendment No. 3, which includes the Prospectus as revised.
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Mr. Jeffrey P. Riedler
April 24, 2006
Page 2




      In connection with our response, we are submitting the following materials:

      1.    Five revised, clean courtesy copies of Amendment No. 3; and

      2. Five courtesy copies of Amendment No. 3, marked to show changes from the document filed on April 7, 2006.

COMBINED FINANCIAL STATEMENTS

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

(i) STOCK COMPENSATION PLANS, PAGE F-12

      1. WE NOTE YOUR REVISED DISCLOSURE AND RESPONSE TO COMMENT 7. GIVEN YOUR RESPONSE, IT WOULD APPEAR THAT THE LAST SENTENCE IN THE FIRST PARAGRAPH SHOULD STATE THAT YOU WILL CONTINUE TO ACCOUNT FOR YOUR AWARDS GRANTED PRIOR TO DECEMBER 15, 2005 UNDER APB 25, USING THE INTRINSIC METHOD AND NOT THE MINIMUM VALUE METHOD. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY OR EXPLAIN WHY YOU BELIEVE YOUR CURRENT DISCLOSURE IS CORRECT.

            The Registration Statement has been amended to modify the disclosure as suggested by the Staff. See page F-12.

NOTE 10. LOSS AND LOSS EXPENSE RESERVE, PAGE F-19

      2. WE NOTE YOUR RESPONSE TO COMMENT 6. PLEASE EXPAND YOUR DISCLOSURE TO BETTER EXPLAIN WHEN RESERVES WOULD BE TRANSFERS FROM UNALLOCATED RESERVES TO CASE RESERVES AND HOW THE AMOUNT OF THE TRANSFER IS DETERMINED. IN ADDITION PLEASE EXPLAIN TO US WHY A TRANSFER TO CASE RESERVES WOULD RESULT IN A DECREASE IN INCURRED LOSS AND LOSS ADJUSTMENT EXPENSE. TRANSFERS BETWEEN CASE RESERVES AND UNALLOCATED RESERVES SHOULD HAVE NO IMPACT ON INCURRED LOSS AND LOSS ADJUSTMENT EXPENSE SINCE THERE DOES NOT APPEAR TO BE ANY CHANGE IN THE GROSS AMOUNT OF THE TOTAL LOSSES AND LOSS EXPENSE RESERVE.

            The Registration Statement has been amended to included expanded disclosure in Note 10, with further language added to the first paragraph following the second table (at the end of the paragraph which ends on page F-20).

            We respectfully note that a transfer to case reserve is equivalent to a corresponding reduction in unallocated reserve as is determined by management to be appropriate to reflect management's updated best estimate of total reserves in light of case reserve activity and long term expectations of ultimate losses.

            A transfer of unallocated reserves to case reserves in itself will not impact incurred losses. However, in a period where a case reserve is established and there is a transfer from the unallocated reserve which is not equivalent, there will be a net incurred
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Mr. Jeffrey P. Riedler
April 24, 2006
Page 3


      loss. The incurred loss is reduced as it is not as large as it might otherwise have been had the transfer from unallocated reserves not occurred.

            For the Staff's clarification we have articulated the "transfers to case reserves" as presented in Note 10 to the financial statements as follows:

                   2003 - $706,714 - this transfer represents management's best estimate of the total reserves in light of case reserve activity and management's evaluation of the total reserves required at December 31, 2003.

                   2004 - $2,585,882 - this transfer represents the application of the guideline which limits the amount of unallocated reserves to be transferred to case reserves to 20% of unallocated reserves.

                   2005 - nil - based on management's evaluation of the total reserves required at December 31, 2005.

                                  -------------

      Thank you for your consideration. If you have any further questions or comments, please contact me at 212-424-8616.

                                          Sincerely,

                                          /s/ Michael Groll

                                          Michael Groll

cc:   Richard Lutenski
      RAM Holdings Ltd.

      Victoria Guest
      RAM Holdings Ltd.

      Michael J. Schiavone
      Shearman & Sterling LLP